2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining discovers new poly -metallic massive sulphide deposit at the Copperstone Project in northern Sweden

May 26, 2005 (TSX: LUN; O-List Stockholmsbörsen: LUMI) ... Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce the discovery of a new massive sulphide poly-metallic deposit from the on -going drilling program at its Copperstone Project located in the Skellefte mining district of northern Sweden.

Named the "EVA Discovery", a shallow (from 18 metres to 100 metres in depth), flat-lying massive sulphide deposit with zinc, copper, lead, silver and gold mineralization has been outlined covering an area of at least 400 meters by 200 meters with thickness varying from 3 meters to 70 meters.

Further drilling is on-going to determine the full nature and extent of the deposit with the objective of determining the economic potential of this new discovery.

The results of 13 diamond drill holes received to date (holes COS05–214, COS05–222 to COS05–226 and COS05-228 to COS05-234) are shown in the appended table and location map.

The discovery hole, drill hole COS05-214, is located 100 meters southwest of previously reported hole COS05-210 (North Atlantic Natural Resources -February 11, 2005) which had intersected 17.3 meters grading 4.3% zinc, 0.26% copper, 2.45 g/t gold and 22.7 grams per tonne silver at a down-hole depth of 18.2 meters.

Composites DDH Copperstone, Eva discovery

							Au	Ag	Copper	Zinc	Lead
Drill hole	Section	Location	Az/incli	From	To	Width	ppm	ppm	%	%	%
COS05214	500W	4548N	360/50	18.20	41.75	23.55	1.96	18.0	0.23	3.36	0.075
				18.20	35.50	17.30	2.45	22.7	0.26	4.33	0.097
				37.85	41.75	3.90	0.76	5.8	0.23	0.50	0.005
COS05222	500W	4440N	360/50	30.80	40.00	9.20	0.71	35.3	0.12	3.02	0.508
				30.80	33.60	2.80	1.45	71.4	0.25	4.73	1.080
				35.50	40.00	4.50	0.54	26.5	0.09	3.08	0.352
				45.00	64.92	19.92	0.98	44.8	0.24	3.23	0.509
				48.60	52.40	3.80	1.38	64.7	0.31	6.61	0.664
				73.50	88.85	15.35	0.87	31.4	0.31	2.07	0.291
COS05223	500W	4390N	360/50	38.15	43.95	5.8	1.1	53.6	0.22	3.26	0.72
				49.50	52.05	2.55	0.91	27.20	0.31	2.68	0.37
				102.85	111.30	8.45	0.93	47.80	0.22	2.88	0.44
COS05224	500W	4340N	360/50	60.45	69.95	9.5	0.95	66.2	0.34	3.5	0.71
COS05225	500W	4499N	360/50	20.15	24.00	3.85	0.61	47.7	0.08	3.12	0.364
				32.65	47.95	15.30	1.01	55.9	0.22	4.34	0.845
				32.65	42.35	9.70	1.44	76.4	0.31	6.33	1.218
				45.45	47.95	2.50	0.53	18.4	0.12	1.76	0.237
COS05226	500W	4040N	360/55	62.45	63.35	0.90	0.23	3.60	0.10	1.88	0.00
COS05228	500W	4290N	360/55	82.17	110.67	20.80	1.01	37.74	0.32	2.40	0.36
				148.55	155.70	7.15	3.59	1.59	0.02	0.29	0.01
				168.10	175.45	7.35	1.41	3.12	0.02	2.89	0.01
COS05230	500W	4240N	360/60	90.60	111.65	21.05	1.50	57.22	0.63	2.05	0.32
COS05232	500W	4190N	360/65	61.30	66.03	4.73	1.01	23.70	0.15	1.85	0.29
				105.50	109.65	4.15	1.52	68.29	0.21	5.14	0.84
COS05233	450W	4240N	360/75	87.74	104.15	16.41	1.12	16.01	0.22	0.81	0.06
COS05234	450W	4190N	360/75	100.35	108.30	7.95	1.04	52.97	0.36	2.29	0.42

Lundin Mining Corporation
News Release

Additional holes, COS05-235 to COS05 -254, spaced 50 metres apart, intersected massive sulphide at a depth of 20 to 200 meters, with apparent down-hole thickness reaching 70 meters in drill hole COS05-239. These additional drill holes delineated an area of 400 by 200 metres, but assays are not yet available.

The mineralisation is believed to be of the classical volcanogenic massive sulphide type (VMS) characteristic of the Skellefte field. The mineralization in drill hole COS05-214 starts directly below the overburden and dips at a very shallow angle to the south. The massive sulphide horizon is located at the interface between overlying sediments and intermediate volcanics with underlying strongly altered quartz porphyry rhyolite.

The mineralization of the Eva Discovery is open to the south, east and west and the current drill program will be intensified in order to define the complete nature and extent of the massive sulphide mineralization.

Drill core was logged, split and sampled by Company personnel at facilities in the town of Malå. Samples were subsequently bagged, sealed and shipped to the preparation laboratory commissioned by ALS Chemex for the Company in Uppsala, Sweden. Samples were crushed and shipped by air transport to ALS Chemex analytical laboratories in Vancouver, Canada. The drill program and technical data are under the management of Alain Chevalier, professional geologist and Qualified Person pursuant to NI-43101. Insufficient data exists for determination of true thickness of mineralised intercepts, therefore intervals listed are only for core lengths assayed.

Lundin Mining is a Canadian mining and exploration company with a primary focus in Europe. The Company is one of the world's leading producers of zinc. The main asset of Lundin Mining is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm. Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. Other key assets are the Storliden copper-zinc mine in the Skelleft mining district of northern Sweden and the Galmoy zinc -lead mine in Ireland. Lundin Mining also holds a large copper/gold exploration project in the prolific Norrbotten mining district in northern Sweden as well as exploration permits covering numerous exploration targets in the historical Skellefte mining district of northern Sweden.

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President and CEO

For further information. please contact:
Sophia Shane. Investor Relations – North America: (604) 689-7842 or
Robert Eriksson. Investor Relations– Europe: +46-8-545-07470

COPPERSTONE VMS PROJECT
SKELLEFTE DISTRICT
SWEDEN

600 W
500 W
400 W
300 W
4700 N
4600 N
4500 N
4400 N
4300 N
4200 N
4100 N
%Cu/ %Zn/ %Pb/ opt Au/ opt Ag
metres
Massive Sulphide intercept
0.31/6.33/1.218/1.44/76.4
9.70m
0.23, 3.36, 0.075, 1.96, 18.0
23.55m
0.08/3.12/0.364/0.61/47.7
3.85m
0.31/2.07/0.291/0.87/31.4
15.35m
0.24/3.23/0.509/0.98/44.8
19.92m
0.22/2.88/0.448/0.93/47.80
8.45m
0.12/3.02/0.508/0.71/35.3
9.20m
0.22/3.28/0.72/1.10/53.8
5.80m
0.34/3.50/0.71/0.95/66.2
9.50m
0.32/2.40/0.36/1.01/37.74
20.80m
0.83/2.05/0.32/1.50/57.22
21.05m
0.22/0.81/0.06/1.12/16.01
18.41m
0.21/5.14/0.84/1.52/68.29
4.15m
0.15/1.85/0.29/1.01/23.70
4.73m
0.36/2.29/0.42/1.04/52.97
7.95m
0.10/1.88/0.00/0.23/3.60
0.90m
05210
05214
05225
05246
05229
05231
05222
05247
05250
05223
05249
05248
05224
05221
05244
05240
05228
05238
05230
05233
05235
05237
05232
05234
05241
05236
05242
05243
05245
05226
0
100m

Norrbotten
Copperstone Project
Storliden Mine
Zinkgruvan Mine
Galmoy Mine
0
1000
1500 km

COPPERSTONE
STORLIDEN
1.88 Mt @ 11.21% Zn, 3.68% Cu,
0.08% Pb, 0.29 g/t Au, 29.0 g/t Ag
VARGBACKEN
600,000 tonnes @
3.7 g/t Au
NORRLIDEN
0.8 Mt @ 0.8% Cu, 7.8% Zn
0.7% Pb, 1.2 g/t Au, 100 g/t Ag
Renstrom
9 Mt @ 0.8% Cu, 6.5% Zn,
2.8 g/t Au, 155 g/t Ag
Mala
Kristineberg
Bjorkdal
9.5 Mt @ 2.48 g/t Au
Kristineberg
20.1 Mt @ 1.0% Cu, 3.7 Zn,
1.0 g/t Au, 35 g/t Ag
Norsjo
Boliden
Petiknas
6.5 Mt @ 1.1% Cu, 4.8 Zn,
2.3 g/t Au, 108 g/t Ag
Skelleftea
Boliden
8.3 Mt @ 1.4% Cu, 0.9% Zn,
15.5 g/t Au, 50 g/t Ag
Skelleftehamn
0
20km